[THIS PAGE DOES NOT CONSTITUTE PART OF THE COMBINATION AGREEMENT]


                             CAUTIONARY STATEMENTS

Investors and security holders are urged to read the proxy statement regarding the business combination transaction referred to in the Combination Agreement, when it becomes available, because it will contain important information. The proxy statement will be filed with the Securities and Exchange Commission by Echo Bay Mines Ltd. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by Echo Bay Mines Ltd. with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from Echo Bay Mines Ltd. by directing a request to Lois-Ann
L. Brodrick, 780-496-9704, lbrodrick@echobaymines.ca



CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of Echo Bay Mines Ltd.'s participants in the solicitation of proxies of stockholders to approve the proposed business combination from a Securities and Exchange Commission filing under Schedule 14A made by Echo Bay Mines Ltd. on June 10, 2002.

                             COMBINATION AGREEMENT




                           KINROSS GOLD CORPORATION

                                      and

                                 TVX GOLD INC.

                                      and

                              ECHO BAY MINES LTD.



                                 June 10, 2002

                             COMBINATION AGREEMENT



     THIS COMBINATION AGREEMENT made as of the 10th day of June, 2002,

AMONG:

     Kinross Gold Corporation, a corporation governed by the Business Corporations Act (Ontario) (hereinafter called "Kinross")

                                      and

     TVX Gold Inc., a corporation governed by the Canada Business Corporations Act (hereinafter called "TVX")

                                      and

     Echo Bay Mines Ltd., a corporation governed by the Canada Business Corporations Act (hereinafter called "Echo Bay")


     WHEREAS Kinross, TVX and Echo Bay wish to combine their respective businesses and acquire the Newmont TVX NA Joint Venture Interest now owned indirectly by Newmont Mining Corporation ("Newmont");

     AND WHEREAS the Parties hereto intend to cause (i) the amalgamation of Kinross Subco and TVX in which Kinross will issue common shares of Kinross to the holders of the common shares of TVX, and (ii) the exchange of the common shares of Echo Bay for common shares of Kinross, in each case pursuant to the Arrangement and as a consequence of which the outstanding options and warrants to purchase common shares of TVX and Echo Bay will, respectively be deemed to be options and be replaced by warrants to purchase common shares of Kinross;

     AND WHEREAS it is intended that, immediately before the completion of the Arrangement, the Newmont TVX NA Joint Venture Interest will be acquired pursuant to the terms of agreements existing between TVX and Newmont or their respective subsidiaries;

     AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Combination;

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as set forth below.

                                   ARTICLE 1
                                INTERPRETATION

1.1  Definitions

     In this Agreement, including the recitals and Schedules hereto, unless the context otherwise requires:

     "Acquisition Proposal" means (i) any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a Party or a Material Subsidiary or a Material Joint Venture Interest of a Party, (ii) any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 10% of the consolidated assets of a Party, (iii) any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 10% of the outstanding voting securities of a Party, or (iv) any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 10% of the outstanding voting securities of the Party or rights or interests therein or thereto, excluding the Pre-Combination Steps, the Purchase and the Arrangement and the transactions permitted pursuant to Section 4.3;

     "Agreement" means this agreement together with the Schedules hereto;

     "Amalco" means the corporation resulting from the amalgamation of Kinross Subco and TVX as a part of the Arrangement;

     "Amalco Common Shares" means the common shares in the capital of Amalco;

     "Announcement Press Release" means a joint press release issued by the Parties and substantially in the form of Schedule 2.1 hereto;

     "Arrangement" means the arrangement involving Kinross, Kinross Subco, TVX and Echo Bay under the provisions of the CBCA on the terms and conditions set forth in the Plan of Arrangement resulting, inter alia, in the issuance of Kinross Shares to the holders of record immediately prior to the Effective Date of the TVX Common Shares and of the Echo Bay Common Shares;

     "Articles of Amendment" means the articles of amendment of Kinross effecting the Kinross Share Consolidation;

     "Articles of Arrangement" means the articles of arrangement in respect of Kinross Subco, TVX and Echo Bay;

     "Beech Lock-Up Agreement" means the agreement between Beech LLC and TVX dated the date hereof and providing, inter alia, that Beech LLC will vote the TVX Common Shares held by it in favour of the participation by TVX in the Arrangement;

     "Benefit Plan" means, in respect of a Party, any benefit, employment, personal services, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, termination pay, vacation, holiday pay, overtime, time-off, perquisite or other similar agreement, plan, policy or arrangement covering one or more current or former employees of the specified Party and each of its Subsidiaries, other than unionized employees;

     "Board of Directors", in respect of a Party, means the board of directors of the specified Party;

     "Business Day" means any day, other than Saturday or Sunday or a day that is a statutory or civic holiday in the place where an action is to be taken;

     "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder;

     "Canadian Provincial Authorities" means the Canadian provincial securities commissions;

     "Change of Control Proposal" means (i) any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a Party or a Material Subsidiary or a Material Joint Venture Interest of a Party, (ii) any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 50% of the consolidated assets of a Party, (iii) any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 50% of the outstanding voting securities of the Party, or (iv) any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 50% of the outstanding voting securities of the Party or rights or interests therein or thereto, excluding the Pre-Combination Steps, the Purchase and the Arrangement and the transactions permitted pursuant to Section 4.3;

     "Combination" means the Purchase and the Arrangement;

     "Competition Act" means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the regulations thereunder;

     "Confidentiality Agreement" means the Confidentiality and Standstill Agreement initially dated as of May 14, 2002 entered into among Kinross, TVX and Newmont together with the counterpart thereof dated as of May 21, 2002 executed by Echo Bay, relating to the transactions contemplated by this Agreement;

     "Court" means the Superior Court of Ontario;

     "Echo Bay Common Shares" means the common shares in the capital of Echo
     Bay;

     "Echo Bay Meeting" means the special meeting of the holders of the Echo Bay Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement;

     "Effective Date" means the date, determined in accordance with Section 2.2, on which the Combination is to be effected;

     "Final Order" means the order of the Court sanctioning the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     "Final Termination Date" means December 31, 2002;

     "GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

     "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, self-regulated securities market, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

     "Initial Termination Date" means November 30, 2002;

     "Interim Order" means the order of the Court containing declarations and directions with respect to the Arrangement;

     "Joint Information Circular" means the management information circular prepared by each of Kinross, TVX and Echo Bay for the Meetings;

     "Kinross Common Shares" means the common shares in the capital of Kinross prior to the Kinross Share Consolidation;

     "Kinross Financing" means the public offering of Kinross Common Shares or other securities for aggregate proceeds of not more than U.S.$250,000,000 which Kinross intends to proceed with as soon as possible after the date hereof;

     "Kinross Lock-Up Agreement" means the agreement between Kinross and Echo Bay dated the date hereof and providing, inter alia, that Kinross will continue to hold the Echo Bay Common Shares held by it until the conclusion of the Echo Bay Meeting and that it will vote such shares in favour of the participation by Echo Bay in the Arrangement;

     "Kinross Meeting" means the special meeting of the holders of the Kinross Common Shares called for the purpose of considering and, if thought fit, approving the Kinross Share Consolidation, approving the Kinross Share Issuance (if such approval is required under any applicable Laws) and electing directors of Kinross;

     "Kinross Placer Joint Venture" means the joint venture to be entered into between Kinross and a wholly-owned Subsidiary of Placer Dome Inc. concerning certain gold mining operations in the Porcupine district in Ontario;

     "Kinross Share Consolidation" means the consolidation of the Kinross Common Shares on a one-for-three basis;

     "Kinross Share Issuance" means the issue of Kinross Shares pursuant to
     (a) the Arrangement, (b) the exercise of any options that were granted prior to the Effective Date under the stock option plans of TVX and Echo Bay on the basis set out in Section 4.11 and (c) the exercise of any warrants that were granted prior to the Effective Date under the Warrant Indenture as set out in Section 4.9(2)(c);

     "Kinross Shares" means the common shares in the capital of Kinross immediately after the filing of Articles of Amendment, if any, approved at the Kinross Meeting giving effect to the Kinross Share Consolidation or, in the absence of such filing, means the Kinross Common Shares;

     "Kinross Subco" means 5082389 Canada Inc., a corporation incorporated under the CBCA, which is a wholly-owned Subsidiary of Kinross;

     "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Entity;

     "Material" means, where used in relation to the affairs of one of the Parties, a fact, asset, liability, transaction or circumstance concerning the business, operations, capital or financial condition of such Party and its Subsidiaries and Material Joint Venture Interests, taken as a whole, that would reasonably be considered to be important to a reasonable investor in making an investment decision with respect to such Party (the Parties agreeing that any matter or thing, or series of related matters or things, involving an aggregate amount of U.S.$10,000,000 would be important to such an investor) or that would significantly impede the ability of that Party to complete the Combination in accordance with this Agreement;

     "Material Adverse Change" or "Material Adverse Effect" means, where used in respect of any Party, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, Material and adverse to the business, operations, capital or financial condition of such Party and its Subsidiaries and Material Joint Venture Interests, taken as a whole, other than any change, effect, event or occurrence: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on such Party and its Subsidiaries and Material Joint Venture

     Interests, taken as a whole; (c) resulting from changes in the price of gold; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (e) which is a change in the trading price of the publicly traded securities of a Party immediately following and reasonably attributable to the disclosure of the Combination, this Agreement and the matters contemplated hereby, including the Kinross Financing;

     "Material Joint Venture Interest" means: (a) in respect of Kinross, the Refugio project in Chile; (b) in respect of TVX, the interest currently held by TVX in the TVX NA Joint Venture and the co-ownership interests and joint ventures included therein; and (c) in respect of Echo Bay, none;

     "Material Subsidiary" in respect of a Party, means a Subsidiary of that Party the total assets of which constituted more than 10% of the consolidated assets of that Party or the total revenues of which constituted more than 10% of the consolidated revenues of that Party, in each case as set out either in the audited annual consolidated financial statements of that Party as at and for the year ended December 31, 2001 or in the unaudited quarterly consolidated financial statements of that Party as at and for the three months ended March 31, 2002;

     "McCoy/Cove Complex" means the mine and ancillary facilities indirectly owned by Echo Bay located 30 miles southwest of Battle Mountain, Nevada, U.S.A.;

     "McCoy/Cove Purchase Agreement" means the agreement entered into between Echo Bay and Newmont providing for the purchase by Newmont from Echo Bay of the McCoy/Cove Complex;

     "Meetings" means the Kinross Meeting, the TVX Meeting and the Echo Bay Meeting, and "Meeting" means any of them;

     "Newmont" has the meaning attributed thereto in the recitals;

     "Newmont Lock-Up Agreement" means the agreement between Newmont and Echo Bay dated the date hereof and providing, inter alia, that Newmont will continue to hold the Echo Bay Common Shares held by it until the conclusion of the Echo Bay Meeting and that it will vote such shares in favour of the participation by Echo Bay in the Arrangement;

     "Newmont TVX NA Joint Venture Interest" means the indirect interest of Newmont in the TVX NA Joint Venture, comprising 52,213,000 common shares in the capital of TVX Newmont Americas (Canada) Inc. held by Newmont Americas Holdings Limited and 93,943,500 voting preferred shares and 41,239,500 newinco preferred shares in the capital of TVX Newmont Americas (Cayman) Inc. held by Normandy Cayman Holdco Inc.;

     "Parties" means Kinross, TVX and Echo Bay and "Party" means any one of them;

     "Person" includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative or government, including any Governmental Entity;

     "Plan of Arrangement" means the Plan of Arrangement involving Kinross, Kinross Subco, TVX and Echo Bay;

     "Pre-Combination Steps" means the steps set out herein which are to be undertaken by the Parties and their Subsidiaries in advance of the Combination to give effect thereto and to the other matters set out in this Agreement and such other steps as are approved by the Parties in writing;

     "Public Disclosure Documents" means, with respect to a Party, all publicly available forms, reports, schedules, statements and other documents filed by a Party with the SEC or the Canadian Provincial Authorities;

     "Purchase" means the purchase of the Newmont TVX NA Joint Venture Interest in exchange for consideration consisting of the payment of U.S.$180,000,000;

     "Regulatory Approval" means any approval, consent, waiver, permit, order or exemption from any Governmental Entity having jurisdiction or authority over any Party or any Material Subsidiary or Material Joint Venture Interest of any Party which is required, necessary or advisable to be obtained in order to permit the Combination to be effected, and "Regulatory Approvals" means all such approvals, consents, waivers, permits, orders and exemptions;

     "SEC" means the United States Securities and Exchange Commission;

     "Subsidiary" means, with respect to a specified body corporate, any body corporate of which securities carrying more than 50% of the votes that may be cast to elect directors are at the relevant time owned directly or indirectly by such specified body corporate and the voting rights carried by such securities are sufficient, if exercised, to elect a majority of the directors thereof, and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in like relation to a subsidiary; provided, however, in the case of TVX, "Subsidiary" shall not include the interest of TVX in bodies corporate which comprise the TVX NA Joint Venture;

     "Superior Proposal" has the meaning ascribed thereto by Section 4.4(1);

     "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, goods and services taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, pension assessment and other governmental charges, royalties, lease and licensing fees paid to a Governmental Entity, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect;

     "TVX Common Shares" means the common shares in the capital of TVX or if the TVX Share Consolidation is effected after the date hereof, such shares as consolidated;

     "TVX Meeting" means the special meeting of the holders of the TVX Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement;

     "TVX NA Joint Venture Agreements" means the several agreements dated June 11, 1999 among TVX, Normandy Mining Limited, Normandy Americas Holdings Limited, TVX Normandy Americas (Canada) Inc., TVX Cayman Inc., Normandy Cayman Holdco Inc. and TVX Normandy Americas (Cayman) Inc., among others, dealing with, inter alia, the holding and disposition of the Newmont TVX NA Joint Venture Interest;

     "TVX NA Joint Venture" means the business venture formed by TVX and certain Subsidiaries of Newmont, pursuant to the TVX NA Joint Venture Agreements, to explore, develop and operate gold properties in North America and South America;

     "TVX NA Purchase Agreement" means the agreement or agreements dated the date hereof pursuant to which Newmont or one or more of its Subsidiaries and TVX or a Subsidiary of TVX will effect the Purchase;

     "TVX Share Consolidation" means the consolidation of TVX Common Shares on a one-for-ten basis which was approved by the shareholders of TVX at its most recent annual and special meeting of shareholders held on May 16, 2002;

     "Warrant Indenture" means the Warrant Indenture dated May 9, 2002 between Echo Bay and Computershare Trust Company of Canada providing for the issue of 39,100,000 Echo Bay share purchase warrants; and

     "U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

1.2  Interpretation Not Affected by Headings

     The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3  Article References

     Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4  Number and Gender

     In this Agreement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5  Date for Any Action

     If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next day which is a Business Day in such place.

1.6  Currency

     Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7  Schedules

     The Schedules annexed to this Agreement, being:

     Schedule 2.1    -  Announcement Press Release
     Schedule 4.1    -  Kinross Board of Directors and Chief Executive Officer

respectively, are incorporated by reference into this Agreement and form part hereof.

1.8  Accounting Matters

     Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

1.9  Disclosure

     Where in this Agreement reference is made to disclosure made by a Party, the reference shall refer and be construed to refer solely to (i) disclosure in the Party's Public Disclosure Documents or (ii) disclosure made in writing by the Party to the other Parties, in either case on or prior to the date hereof.

1.10 Knowledge

     In this Agreement, references to "the knowledge of" and similar references mean the actual knowledge of any of the directors and senior executive officers of a Party, after reasonable inquiry, and such directors and senior executive officers shall make such inquiry as is reasonable in the circumstances, except that in respect of the Material Joint Venture Interests of such Party, references to "the knowledge of" and similar references mean the actual knowledge of any of the directors and senior executive officers of such Party without inquiry of the other participants in, or of those members of the management or employees who are unrelated to such Party of, any Material Joint Venture Interest.

                                   ARTICLE 2
                                THE COMBINATION

2.1  The Combination

     In order to implement the Combination:

     (a)  the Purchase shall be completed;

     (b) each of Kinross, TVX and Echo Bay shall take all necessary steps, including those set out in Section 4.8, in order to enable it to participate in and effect the Combination;

     (c) each of Kinross, TVX and Echo Bay shall take all necessary action to call and hold its Meeting to consider and, if thought appropriate, approve its participation in the Combination; and

     (d) if the Kinross Share Issuance and the Arrangement receive the necessary shareholder approvals:

          (i) Kinross shall cause Kinross Subco to amalgamate with TVX to form Amalco, as a result of which holders of TVX Common Shares will receive 0.2167 Kinross Shares for each TVX Common Share held (or 0.65 Kinross Common Shares, if the Kinross Share Consolidation is not approved), and Kinross as the sole shareholder of Kinross Subco will receive Amalco Common Shares in exchange for shares of Kinross Subco, on a one-for-one basis; provided that in the event that the TVX Share Consolidation is effected after the date hereof, the number of Kinross Shares (or Kinross Common Shares if the Kinross Share Consolidation is not approved) to be issued to holders of TVX Common Shares pursuant to the Arrangement shall be adjusted accordingly; and

          (ii) upon the completion of step (i), Echo Bay and Kinross will effect a share exchange, as a result of which holders of Echo Bay Common Shares will receive 0.1733 Kinross Shares for each Echo Bay Common Share held (or 0.52 Kinross Common Shares, if the Kinross Share Consolidation is not approved).

2.2  Effective Date

     The Combination shall be effected on the first Business Day following fulfillment or waiver of the conditions set forth in Article 5 (or such other Business Day as soon as practicable thereafter as the Parties may otherwise agree) (the "Effective Date"). On the Effective Date, the Parties shall take the following steps in the order specified:

     (a)  the Purchase shall be completed;

     (b) Kinross shall file the Articles of Amendment with the Director under the Business Corporations Act (Ontario) to give effect to the Kinross Share Consolidation, if the Kinross Share Consolidation has been approved;

     (c) Kinross shall cause Kinross Subco to file the Articles of Arrangement with the Director under the CBCA to give effect to the Arrangement; and

     (d) the resolution of the shareholders of Kinross electing a new Board of Directors shall be come effective.



                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE PARTIES

3.1  Representations as to Board Approvals

     Each Party represents and warrants to the other Parties that:

     (a) the special committee or independent committee, if any, formed by the Board of Directors of such Party to consider the participation by such Party in the Combination has recommended that such Board of Directors approve such participation in the Combination on the basis contemplated herein and has further recommended that such Board of Directors recommend to the shareholders of such Party that they approve its participation in the Combination on such basis;

     (b)  its Board of Directors has determined that:

          (i) the Combination is fair to its shareholders and is in the best interests of such Party; and

          (ii) it will recommend to the shareholders of such Party that they should vote in favour of the Arrangement or, in the case of Kinross, the Kinross Share Issuance (if such approval is required under applicable Laws), the Kinross Share Consolidation and the election as directors of Kinross of the persons set out in Schedule 4.1; and

     (c) in the case of each of TVX and Echo Bay, its special committee or Board of Directors has received an opinion from its financial advisor that as of the date of the opinion, the exchange ratio prescribed herein is fair to the shareholders of such Party from a financial point of view.

3.2  Representation of Kinross and Echo Bay

     Each of Kinross and Echo Bay represents and warrants to the other Parties that the Kinross Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Kinross and Echo Bay, respectively, unamended.

3.3  Representations of Echo Bay

     Echo Bay represents and warrants to the other Parties that:

     (a) the Newmont Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Echo Bay, unamended; and

     (b) the McCoy/Cove Purchase Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Echo Bay, unamended.

3.4  Representations of TVX

     TVX represents and warrants to the other Parties that:

     (a) the Beech Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards TVX, unamended; and

     (b) TVX and Newmont (or Subsidiaries thereof) have entered into the TVX NA Purchase Agreement, a true copy of which has been delivered to each other Party, and such agreement is in full force and effect as regards TVX, unamended.

3.5  General Representations of the Parties

(1) Each of the Parties hereby represents and warrants to the other Parties that except as disclosed to the other Parties:

     (a) it has filed with the Canadian Provincial Authorities and the SEC all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2000;

     (b) since December 31, 2000, its Public Disclosure Documents at the time filed, except to the extent that such statements have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, as defined under applicable securities Laws and (ii) complied in all material respects with the requirements of applicable securities Laws;

     (c) none of the information supplied or to be supplied by the Party for inclusion or incorporation by reference in the Joint Information Circular will, at the date the Joint Information Circular is mailed to shareholders of Kinross, TVX and Echo

     Bay, contain any misrepresentation, as defined under applicable securities Laws, with respect to such Party;

     (d) it has not filed any confidential material change report since December 31, 2000, which remains confidential;

     (e) the Party has the corporate power and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party enforceable against the Party in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the rights of creditors generally, the equitable power of the courts to stay proceedings before them and the execution of judgements and the qualifications that (i) equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction, and (ii) rights to indemnity and contribution may be limited by applicable Law;

     (f) the execution and delivery of this Agreement, the consummation by the Party of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement do not and will not result in any violation of the charter or by-laws or similar documents of the Party or any Subsidiary or Material Joint Venture Interest or give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with, violate or result in the breach of any term or provision of or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or require consent, approval, authorization, order or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Party or any of its Subsidiaries or Material Joint Venture Interests under:

          (i) any indenture, mortgage, loan agreement, trust deed, note or other agreement or instrument to which the Party or any Subsidiary or Material Joint Venture Interest is a party or by which the Party or any Subsidiary or Material Joint Venture Interest or any of their respective properties or businesses is bound or affected, or any franchise, license or permit,

          (ii) any existing applicable Canadian federal statute or regulation or any statute or regulation of any jurisdiction in which the Party or any Subsidiary or Material Joint Venture Interest carry on business,

          (iii) any judgement, order or decree of any Government Entity having jurisdiction over the Party or any Subsidiary or Material Joint Venture Interest or any of their properties or assets, or

          (iv) any statute, rule, or regulation applicable to the Party or any Subsidiary or Material Joint Venture Interest, except any consent, approval, permit, authorization, order or filing which shall have been obtained before the Effective Date and other than any such conflicts, violations, defaults, rights or liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;

     (g) neither the Party nor any Subsidiary or Material Joint Venture Interest is in violation of any term or provision of its charter or by-laws or any agreement, franchise, licence, permit, approval, consent, judgement, decree, order, statute, rule or regulation, where the consequences of such violation would have a Material Adverse Effect on the assets, properties, business, results of operations, prospects or condition, financial or otherwise, of the Party and its Subsidiaries and Material Joint Venture Interest, taken as a whole; and

     (h) the consolidated financial statements of the Party (including the notes thereto) included in its Public Disclosure Documents under the requirements of applicable securities Laws present fairly its consolidated financial position, its consolidated results of operations and cash flows and surplus and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with GAAP or United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Canadian Provincial Authorities and the SEC), as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(2) Each of the Parties hereby represents and warrants to the other Parties that neither the Party nor any Subsidiary has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the share exchange effected by the Parties pursuant to the Arrangement from qualifying for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

(3) Kinross represents and warrants to the other Parties that it is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada) and that no application for review and no notification under the Investment Canada Act (Canada) is required in connection with the Combination.

(4) Each of the Parties acknowledges that each of the other Parties is relying upon the representations and warranties of such Party in this Agreement in connection with entering into this Agreement and participating in the Combination.

(5) Each of TVX and Echo Bay acknowledges that the prospectus to be prepared and filed with securities regulatory authorities in connection with the Kinross Financing is required to include certain information about each of TVX and Echo Bay and that this information will be derived from, or included in the prospectus by incorporation by reference of, certain Public Disclosure Documents of those Parties. Each of TVX and Echo Bay acknowledges that Kinross is relying upon the representation and warranty of each of TVX and Echo Bay in subsection (1) in connection with the disclosure made or incorporated into the prospectus concerning each of TVX and Echo Bay. Each of the Parties acknowledges that its legal counsel may be requested to provide the underwriters of the Kinross Financing with comfort that the prospectus prepared in connection with the Kinross Financing does not offend the prohibition in Rule 10b-5 of the United States Securities Exchange Act of 1934 , as amended.

3.6  Investigation

     Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties given to such Party by the other Parties pursuant to this Agreement.

3.7  Survival of Representations and Warranties

     The representations and warranties of each of the Parties contained in this Agreement shall not survive the completion of the Combination and shall expire and be terminated and extinguished at the Effective Date.

                                   ARTICLE 4
                                   COVENANTS

4.1  Kinross Board of Directors and Chief Executive Offer

     The Parties agree that it is their intention that the Chairman and the other members of the Board of Directors, and the Chief Executive Officer, of Kinross as of and immediately after the Effective Date shall be the individuals named in Schedule 4.1. Kinross covenants and agrees that at the Kinross Meeting the holders of the Kinross Common Shares will be requested to consider and, if thought fit, to elect as directors of Kinross the individuals named in Schedule 4.1 to hold office from and after the Effective Date until their successors have been duly elected or appointed.

4.2  Consultation

     Subject to Section 4.8(c), the Parties agree to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the Combination and in making any filings with any Governmental Entity, including any filing with any securities administrator or stock exchange with respect thereto. Each Party shall use reasonable commercial efforts to provide the other Parties with an opportunity to review and comment on all such press releases and filings prior to the release thereof.

4.3  Mutual Covenants

     Each of the Parties covenants and agrees, to the extent it is within its control (including, without limitation, in respect of any of its Material Joint Venture Interests in each case only to the extent that such Party has the power to do so with respect to each such Material Joint Venture Interest), that, except (i) as disclosed by the Party, or (ii) with the prior written consent of the other Parties, which consent shall not be unreasonably withheld, or (iii) as contemplated in this Agreement or the Combination or in connection with effecting any Pre-Combination Steps, the Kinross Financing, or the Kinross Placer Joint Venture, until the Effective Date or the day upon which this Agreement is terminated pursuant to
Article 8, whichever is earlier:

     (a) it shall, and shall cause each of its Subsidiaries and Material Joint Venture Interests to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice;

     (b) except as may be required to give effect to any court order or arbritral award, it shall not directly or indirectly do or permit to occur any of the following:

          (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of its Material Subsidiaries or Material Joint Venture Interests to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

               1. any shares of or units in, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of or units in it or any of its Material Subsidiaries or Material Joint Venture Interests, other than pursuant to the exercise of stock options, warrants or conversion or exchange rights attaching to securities which are currently outstanding (including for greater certainty the Kinross 5.5% Convertible Unsecured Subordinated Debentures issued December 5, 1996) or under existing share issuance or grant plans or stock options issued consistent with past practices and share issuances in respect thereof; or

               2. except in the usual, ordinary and regular course of business and consistent with past practice, any Material assets of it or any of its Material Subsidiaries or Material Joint Venture Interests;

          (ii) except for the TVX Share Consolidation, amend or propose to amend its articles or by-laws or those (or the equivalent charter documents) of any of its Material Subsidiaries or the joint venture, partnership, management, operating or similar agreements or similar documents in respect of any of its Material Joint Venture Interests;

         (iii) except for the TVX Share Consolidation, split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares (other than dividends or distributions made by a wholly-owned Subsidiary to a Party or to a wholly-owned Subsidiary of that Party or regular quarterly dividends in respect of its common shares, in amounts consistent with past practice, and, in the case of Kinross, dividends provided for pursuant to the provisions of its preferred shares);

          (iv) redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Material Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof; provided however that Kinross shall not be precluded from redeeming its 5.5% Convertible Unsecured Subordinated Debentures issued December 5, 1996;

          (v) except for internal reorganizations, amalgamations or mergers involving it and/or any of its direct or indirect wholly-owned Subsidiaries, reorganize, amalgamate or merge it or any of its Material Subsidiaries with any other Person;

          (vi) acquire or agree to acquire any Person, or acquire or agree to acquire any assets, which in each case are individually or in the aggregate Material, or permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing;

         (vii) (1) satisfy or settle any claims or liabilities which are individually or in the aggregate Material, except such as have been reserved against in its most recent audited annual consolidated financial statements delivered to the other Parties; (2) relinquish any contractual rights which are individually or in the aggregate Material; (3) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments which individually or in the aggregate are Material; or (4) permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing; or

        (viii) except for the purpose of the renewal of or the replacement of existing credit facilities, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities, in each case which are individually or in the aggregate Material, or permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing;

     (c) it shall not, and shall cause each of its Material Subsidiaries and Material Joint Venture Interests to not:

          (i) except in the usual, ordinary and regular course of business and consistent with past practice or as required pursuant to existing Benefit Plans, enter into or modify any such Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred or other compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its directors, officers, employees, consultants, contractors or agents; and

          (ii) except as set forth in the capital budgets of the Party or its Material Subsidiaries or Material Joint Venture Interests that have been approved by such Party's Board of Directors, or where such Board of Directors determines, acting reasonably and after giving appropriate consideration to the effect on the other Parties hereto and on the transactions contemplated hereby, that it is in the best interests and necessary course of business of such Party and its Material Subsidiaries and Material Joint Venture Interests, taken as a whole, that it so reallocate or incur or commit to such capital expenditures without obtaining the written consent of the other Parties, reallocate capital expenditures among categories within such budgets, or incur or commit to capital expenditures, prior to the Effective Date, individually or in the aggregate exceeding U.S.$10,000,000;

     (d) it shall use its reasonable commercial efforts to cause its current insurance policies and those of its Material Subsidiaries and Material Joint Venture Interests, including directors' and officers' insurance or re-insurance policies, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect; provided that nothing in this Section shall limit:

          (i) the Parties' ability to purchase and maintain six year run-off directors' and officers' insurance for the benefit of its directors and officers and those of its Subsidiaries or Material Joint Venture Interests; and

          (ii) Kinross' obligations pursuant to Section 4.9(2)(b);

     (e)  it shall:

          (i) use its reasonable commercial efforts, and cause each of its Material Subsidiaries and Material Joint Venture Interests to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it, its Material Subsidiaries and its Material Joint Venture Interests;

          (ii) not take any action, or permit any of its Subsidiaries or Material Joint Venture Interests to take any action, that would or reasonably may be expected to render (1) any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or (2) any of such representations and warranties that are not so qualified untrue in any Material respect; and

         (iii) to the extent it has knowledge thereof, promptly notify the other Parties of (1) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, and (2) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are Material;

     (f) it shall not, and shall cause each of its Subsidiaries and Material Joint Venture Interests not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Combination prior to the Effective Date;

     (g) except in the usual, ordinary and regular course of business and consistent with past practice, or except as required by applicable Laws, it shall not, and shall cause each of its Subsidiaries and Material Joint Venture Interests not to, enter into or modify any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be Material to that Party or would have a Material Adverse Effect;

     (h) it shall not, and shall not permit any of its Subsidiaries or Material Joint Venture Interests to, take any action, or permit any action to be taken on its behalf, and it shall, and shall cause its Subsidiaries or Material Joint Venture Interests to, refrain from taking any action which, in either case, if taken, would be inconsistent with this Agreement or which would interfere with or be inconsistent with or would reasonably be expected to significantly impede the completion of the Combination or any of the transactions contemplated hereby;

     (i) to the extent it has knowledge thereof, it shall, in all Material respects, conduct itself so as to keep the other Parties fully informed as to the Material decisions or actions made or required to be made with respect to the operation of its business and that of its Material Subsidiaries and Material Joint Venture Interests, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not reasonably be obtained and provided further that no such disclosure is required in respect to competitively sensitive information relating to properties, areas or projects where the Parties are competitors;

     (j) it shall cause its nominees on the board of directors or management or operating committee of each Material Joint Venture Interest, subject to fulfilment of the fiduciary duties to which any such nominee is subject, applicable Law and any existing contractual obligations, to perform such acts and to do such other things consistent with the foregoing as if they applied to the Material Joint Venture Interest;

     (k) it shall use its reasonable commercial efforts to conduct its affairs and those of its Material Subsidiaries and Material Joint Venture Interests so that all of its representations and warranties contained herein shall be true and correct in all Material respects on and as of the Effective Date as if made thereon (except to the extent that any such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except for any failures or breaches of representations and warranties which individually or in the aggregate would not have a Material Adverse Effect on the Party or materially impede the completion of the Combination or the other transactions contemplated hereby); and

     (l) it shall not make any change to existing accounting practices, except as the regular, independent auditors advise in writing are required by applicable Laws, GAAP or United States generally accepted accounting principles, as applicable, or write up, down or off the book value of any assets in an amount that in the aggregate would exceed $1,000,000, except where required for compliance with GAAP or United States generally accepted accounting principles, as applicable.

     Notwithstanding the foregoing provisions of Sections 4.3(b)(vi) and (vii) and Section 4.3(c)(ii), where a Party is obliged to approve a budget, operating plan or other business plan (or an amendment thereto) for a Material Joint Venture Interest in circumstances where it is subject to confidentiality obligations which preclude it from disclosing the subject matter of such budget or plan (or amendment) to the other Parties and where it is therefore effectively precluded from seeking the consent of the other Parties thereto, such Party shall be entitled to give or refrain from giving such approval without obtaining the prior written consent of the other Parties as long as it has concluded, acting reasonably, that the approval given by it is in the best interests of such Material Joint Venture Interest.

4.4  Mutual Covenants Regarding Non-Solicitation

     (1) No Party shall, or shall permit any of its Subsidiaries or Material Joint Venture Interests (to the extent that such Party has the power to do so with respect to its Material Joint Venture Interests) to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of an Acquisition Proposal; provided, however, that nothing contained in this Section or the other provisions of this Agreement shall prevent the Board of Directors of any Party which receives an unsolicited bona fide Acquisition Proposal in respect of that Party, from considering, negotiating, approving or recommending to its shareholders an Acquisition Proposal:

          (a) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of the Party subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained;

          (b) which is not subject to a due diligence access condition which allows access to the books, records and personnel of the Party subject to the Acquisition Proposal or any of its Material Subsidiaries or Material Joint Venture Interests or their representatives beyond 5:00 p.m. (Eastern Time) on the tenth Business Day after which access is afforded to the Person making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such Person to continue to review information properly provided to such Person);

          (c) in respect of which the Board of Directors of the Party subject to the Acquisition Proposal receives an opinion of counsel, that is reflected in the minutes of such Board of Directors, that it is required to consider the Acquisition Proposal in order to discharge properly its fiduciary duties; and

          (d) which the Board of Directors of the Party subject to the Acquisition Proposal determines in good faith, after consultation with its financial advisors, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction (1) more favourable to its shareholders than the Combination, (2) having consideration with a value greater than the value of the consideration provided by the Combination, and (3) is reasonably capable of being completed within a reasonable period of time (any such Acquisition Proposal being referred to herein as a "Superior Proposal").

     (2) Subject to the ability of the Party to carry on business in accordance with Section 4.3, each Party shall immediately cease and cause to be terminated any existing discussions or negotiations with any party (other than the other Parties) with respect to any potential Acquisition Proposal. Each Party agrees not to release any third party from any confidentiality agreement to which such third party is a party. Each Party further agrees not to waive the operation of, or release any third party from, any standstill agreement or provision to which such third party is a party unless concurrently therewith such third party makes a Superior Proposal. Each Party shall immediately request the return or destruction of all information provided to any third party which, at any time since January 1, 2001, has entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

     (3) Each Party shall promptly notify the other Parties orally and in writing of any Acquisition Proposal of which a director or officer of the Party or a Material Subsidiary hereafter becomes aware, or any amendment to the foregoing, or any request for non-public information relating to a Party or any of its Material Subsidiaries or Material Joint

          Venture Interests, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books or records of such Party or any Material Subsidiary or Material Joint Venture Interests, by any Person that informs such Party or such Material Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto.

     (4) If any Party receives a request for material non-public information from a Person who makes a bona fide Acquisition Proposal and the Board of Directors of such Party determines that such proposal, if consummated, would be a Superior Proposal pursuant to subsection
          (1), assuming the satisfactory outcome of a due diligence condition which conforms to clause (1)(b), then, and only in such case, the Board of Directors of such Party may, subject to the execution by such Person of a confidentiality agreement containing standstill provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access in accordance with subsection (1) to information regarding such Party, acting reasonably; provided, however, that the Person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that such Party sends a copy of any such confidentiality agreement to each other Party immediately upon its execution and each other Party is immediately provided with a list and, upon request, copies of all information provided to such Person not previously provided to such other Party and is immediately provided with access to information similar to that which was provided to such Person.

     (5) Each Party shall ensure that its officers, directors and employees and those of its Material Subsidiaries and any financial, legal or other advisors or representatives retained by each Party are aware of the provisions of this Section, and such Party shall be responsible for any breach of this Section by its financial, legal or other advisors or representatives.

4.5  Notice of Superior Proposal Determination

(1) No Party shall accept, approve, recommend or enter into any agreement, arrangement or understanding to implement a Superior Proposal (other than a confidentiality agreement) without:

     (a)  complying fully with the provisions of Section 4.4;

     (b) providing to each other Party (i) written notice that the Board of Directors of such Party has determined that it has received and is prepared to accept a Superior Proposal, and (ii) a copy of any agreement in respect of such Superior Proposal as executed by the Person making the Superior Proposal, in each case as soon as possible but in any event not less than five Business Days prior to acceptance of the Superior Proposal by the Board of Directors of such Party;

     (c) if such five Business Day period would not terminate on or before the date fixed for such Party's Meeting, such Party shall either adjourn its Meeting to a date that is not less than two nor more than five Business Days after the expiration of the five Business Day period or obtain the waiver of each of the other Parties of the obligation to do so;

     (d) providing each other Party with an opportunity (but not the obligation), before the expiration of such five Business Day period, to propose to amend this Agreement to provide for consideration having a value and financial and other terms equivalent to or more favourable to the shareholders of such Party than those contained in such Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

     (e)  terminating this Agreement pursuant to Section 8.1(e).

(2) In the event that the other Parties agree to amend this Agreement in the manner described in clause (d), but otherwise on terms substantially the same as the terms of this Agreement, the Board of Directors of such Party shall consider the terms of the amendment, and if it concludes the Superior Proposal is no longer a Superior Proposal such Party shall not implement the proposed Superior Proposal and may not terminate this Agreement pursuant to Section 8.1(e), and shall agree to the amendments to this Agreement.

(3) In the event that the other Parties do not agree to amend this Agreement as contemplated by subsection (2) and immediately prior to the termination of this Agreement such Superior Proposal constitutes a Superior Proposal in comparison with the terms hereof or of any proposal made by the Parties to amend this Agreement, such Party may terminate this Agreement in accordance with Section 8.1(e) and thereafter may enter into an agreement in order to implement the Superior Proposal.

(4) The provision of information by one Party to another Party or other Parties hereunder shall be "Proprietary Information" as defined in, and shall be governed by and subject to the terms and conditions of, the provisions of the Confidentiality Agreement.

4.6  Access to Information and Confidentiality

     Subject to the provisions of the Confidentiality Agreement and applicable Laws and subject to obtaining any required third party consents, upon reasonable notice, each Party shall (and shall cause each of its Subsidiaries to) afford the other Parties' officers, employees, legal counsel, financial advisors, accountants and other authorized representatives and advisors access, during normal business hours from the date hereof and until the earlier of the Effective Date and the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and during such period each Party shall (and shall cause each of its Subsidiaries to) furnish promptly to the other Parties all material filings with Governmental Entities and all material information concerning its business, properties and personnel as the other Parties may reasonably request. Each Party acknowledges and agrees that all information furnished pursuant to the provisions of this Section shall be "Proprietary Information" as defined in, and shall be subject to, the provisions of the Confidentiality Agreement.

4.7  Mutual Standstill Provisions

     Except as contemplated by this Agreement, prior to the Effective Date, no Party will, or will permit any of its Subsidiaries to:

     (a) acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of another Party hereto;

     (b) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any other Person or entity with respect to the voting of, any voting securities of another Party hereto;

     (c) otherwise act, either alone or jointly or in concert with any other Person, to seek to control the management, Board of Directors or policies of another Party hereto; or

     (d) discuss with any other Person any proposal with respect to another Party hereto, that involves or would involve any of the foregoing;

without that other Party's prior express written consent. A Party's (the "first mentioned Party") obligations with respect to another Party to this Agreement (the "second mentioned Party") under the provisions of this Section shall terminate immediately upon the earliest of:

     (1)  12 months from the date on which this Agreement is first executed;

     (2)  the date on which the Board of Directors of the second mentioned
          Party

          (i) has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so for any reason other than:

               (a) a breach by the first mentioned Party of any of its representations, warranties or covenants herein contained in any Material respect or the occurrence of a Material Adverse Change with respect to the first mentioned Party; or

               (b) a withdrawal or change resulting solely because the financial advisor to such Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c);

          (ii) has agreed to a Superior Proposal with a third party; or

         (iii) has agreed to support such a transaction; and

     (3) the date on which a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of the second mentioned Party.

For greater certainty, the entering into by Kinross and Echo Bay of the Kinross Lock-Up Agreement, the entering into by Echo Bay of the Newmont Lock-Up Agreement and the McCoy/Cove Purchase Agreement, the entering into by TVX of the Beech Lock-Up Agreement and the TVX NA Purchase Agreement, the exercise by TVX of its rights pursuant to the TVX NA Joint Venture Agreements, the transactions contemplated hereby and the participation by each of the Parties in the solicitation of proxies in respect of any of the Meetings in favour of the Combination is expressly agreed to by each of the Parties.

4.8  Covenants in Respect of the Combination

     Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

     (a) in a timely and expeditious manner, take all necessary actions in order to enable it to participate in the Combination and use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 5 to the extent the same are within its control; take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Combination, including using its commercially reasonable efforts to:

          (i) obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences and other contracts;

          (ii) make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws including the Regulatory Approvals;

         (iii) effect all necessary registrations, filings, applications and submissions of information requested by Governmental Entities required to be effected by it in connection with the Combination and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity;

          (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Combination; and

          (v) co-operate with each of the other Parties in connection with the performance by it of its obligations hereunder; and

          (vi) cause the share exchange effected by the Parties pursuant to the Arrangement to qualify as one or more reorganizations described in

               Section 368(a) of the U.S. Tax Code and not take actions or cause actions to be taken that could reasonably be expected to disqualify the share exchange effected by the Party pursuant to the Arrangement as a reorganization under the provisions of
               Section 368(a) of the U.S. Tax Code;

     (b) in the case of Kinross, cause the organization of Kinross Subco and subscribe for common shares in the capital of Kinross Subco, which shares shall be the sole issued and outstanding shares in the capital of Kinross Subco from the date of issue to the Effective Date;

     (c) issue jointly with the other Parties the Announcement Press Release as soon as practicable, which release is in a form acceptable to all Parties, and file a copy of the Announcement Press Release, a material change report and any other documents with applicable regulatory authorities as required;

     (d) in the case of Kinross, cause Kinross Subco to notify the Director under the CBCA of and apply for the Interim Order and in the case of each of TVX and Echo Bay, join in such application;

     (e) assist and co-operate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities Laws of Canada and any province or territory thereof and the United States and any state thereof for the calling of the Meetings, the Kinross Financing, the issue by Kinross of Kinross Shares in exchange for the Kinross Common Shares (if applicable), the TVX Common Shares and the Echo Bay Common Shares pursuant to the Combination and the resale of such Kinross Shares (other than by control Persons and subject to requirements of general application);

     (f)  in a timely and expeditious manner:

          (i) prepare, in consultation with the other Parties, and file the Joint Information Circular with respect to the Meetings in all jurisdictions where the same is required to be filed and mail the same in accordance with the requirements of all applicable Laws and as specified by the Interim Order, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws in effect on the date of mailing thereof and not containing any misrepresentation, as defined under such applicable Laws, with respect to such Party, its Material Subsidiaries and its Material Joint Venture Interests, taken as a whole;

          (ii) convene its Meeting;

         (iii) provide notice to each of the other Parties of its Meeting and allow representatives of the other Parties to attend its Meeting; and

          (iv) hold and conduct its Meeting in accordance with the articles and by-laws of the Party and any instrument governing such Meeting, as applicable, and as otherwise required by applicable Laws and as specified by the Interim Order;

     (g) in a timely and expeditious manner, prepare, in consultation with the other Parties, and file any amendments or supplements to the Joint Information Circular with respect to the Meetings which are mutually agreed or otherwise required by applicable Laws in all jurisdictions where the same are required to be filed and mail the same in accordance with the requirements of all applicable Laws and as specified by the Interim Order, complying in all material respects with all applicable Laws in effect on the date of mailing thereof;

     (h) in the case of Kinross, in a timely and expeditious manner, take all steps necessary or advisable in order to obtain the listing on The Toronto Stock Exchange and on the American Stock Exchange, and to use its best efforts to obtain the listing of the Kinross Shares on the New York Stock Exchange, of the Kinross Shares issued or to be issued on or in respect of the completion of the Combination;

     (i) except for executed forms of proxy and other non-substantive communications, furnish promptly to the other Parties a copy of each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from (as applicable) the Party under applicable Laws or otherwise, and any reports of dealings with, regulatory agencies or other Governmental Entities, in connection with the Combination or any of the transactions contemplated hereby;

     (j) in the case of Kinross, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order at the TVX Meeting and at the Echo Bay Meeting, cause Kinross Subco to forthwith proceed with and diligently prosecute an application for the Final Order and in the case of TVX and Echo Bay, join in such application;

     (k) in the case of Kinross, subject to the approval of the Kinross Share Consolidation at the Kinross Meeting, file the Articles of Amendment with the Director under the Business Corporations Act (Ontario);

     (l) in the case of Kinross, cause Kinross Subco forthwith to carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order and the satisfaction of any applicable conditions precedent, cause Kinross Subco to file the Articles of Arrangement with the Director under the CBCA in order for the Arrangement to become effective;

     (m) in the case of TVX and Echo Bay, carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order and the satisfaction of any applicable conditions precedent, join with Kinross Subco in the filing of the

          Articles of Arrangement with the Director under the CBCA in order for the Arrangement to become effective;

     (n)  in the case of Kinross and TVX, cause the Purchase to be completed;
          and

     (o) in the case of Kinross, as soon as practicable after the Effective Date, provide or cause to be provided certificates representing the appropriate number of Kinross Shares to the former holders of the Kinross Common Shares (if the Kinross Share Consolidation is approved) and to the former holders of the Echo Bay Common Shares and of the TVX Common Shares. Fractions of Kinross Shares shall not be issued, but in lieu thereof Kinross shall pay to each Person who would otherwise receive fractional Kinross Shares an amount determined by reference to the volume weighted average price of Kinross Shares on The Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange following the Effective Date.

4.9  Further Covenants of Kinross

(1) Kinross covenants and agrees that, on the date of the filing of the Joint Information Circular with the SEC and on the Effective Date, it shall execute and deliver a customary letter of representation to each of Echo Bay and TVX in form and substance satisfactory to Echo Bay and to TVX, respectively, acting reasonably, which representation letters may be provided by Echo Bay and TVX to their respective U.S. counsel in connection with the opinions being requested of such counsel to the effect that the share exchange effected by Kinross with the shareholders of each of Echo Bay and TVX pursuant to the Arrangement will not cause recognition of income or gain by Echo Bay or the U.S. shareholders of Echo Bay or by TVX or the U.S. shareholders of TVX, as the case may be.

(2) Kinross covenants and agrees that, as of the Effective Date and following the completion of the Combination:

     (a) it shall have and maintain in force directors' and officers' insurance or reinsurance policies in respect of the directors and officers of Kinross and its Subsidiaries providing coverage substantially similar in all material respects to the coverage provided by the directors' and officers' insurance or reinsurance policies maintained by Kinross;

     (b) except to the extent that the Parties have purchased such insurance, and to the extent possible, it shall have and maintain six year run-off directors' and officers' insurance policies for the benefit of each individual who ceases to be a director or officer of a Party or a Subsidiary or a Material Joint Venture Interest by reason of or on the implementation of the Combination; and

     (c) it shall execute a supplemental indenture by which it assumes Echo Bay's due and punctual performance and observance of each covenant and condition of the Warrant Indenture in accordance with its terms and shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Shares for delivery upon exercise of the warrants referred to therein.

4.10 Further Covenants of Kinross, Echo Bay and TVX

     Each of Kinross, in respect of the Kinross Lock-Up Agreement, Echo Bay, in respect of the Kinross Lock-Up Agreement, the McCoy/Cove Purchase Agreement and the Newmont Lock-Up Agreement and TVX, in respect of the Beech Lock-Up Agreement and the TVX NA Purchase Agreement, covenants and agrees with the other Parties that it will not amend or permit the amendment of the terms of the relevant agreement and it will enforce and not vary or waive any of the terms of the relevant agreement without, in each case, the prior written consent of the other Parties.

4.11 Stock Options

(1) As soon as practicable following the date of this Agreement, the Board of Directors of TVX and the Board of Directors of Echo Bay, as applicable (or, if appropriate, any committee administering the option plans of TVX or Echo Bay, as applicable), shall adopt such resolutions or take such other actions (including, without limitation, amending such plans by resolution or court order) as may be required to effect the following:

     (a) adjust the terms of all outstanding stock options granted by TVX and Echo Bay, as applicable, and the terms of the stock option plans of TVX and Echo Bay, as applicable, to provide that, at the Combination, each stock option granted by TVX or Echo Bay, as applicable, outstanding immediately prior to the Combination shall be deemed to constitute an option to acquire, on substantially identical terms and conditions as were applicable under such stock option, the same number of Kinross Shares as the holder of such stock option would have been entitled to receive pursuant to the Combination had such holder exercised such stock option in full immediately prior to the Combination, at a price per share equal to
          (i) the aggregate exercise price for the TVX Common Shares or Echo Bay Common Shares, as applicable, otherwise purchasable pursuant to such stock option divided by (ii) the number of Kinross Shares deemed purchasable pursuant to such stock option; and

     (b) make such other changes to the stock option plans of TVX and Echo Bay, as applicable, and stock options awarded thereunder, as applicable, as they deem appropriate to give effect to the Combination.

(2) On the Effective Date, subject to obtaining any shareholder approval required by applicable Laws for the Kinross Share Issuance described in paragraph (b) of that definition, Kinross shall be deemed to assume, and shall thereafter comply with the terms of, the stock option plans of TVX and Echo Bay. As soon as practicable after the Combination, Kinross shall deliver to the holders of stock options issued by TVX or

     Echo Bay, as applicable, appropriate notices setting forth such holders' rights pursuant to the respective stock option plans, and the agreements evidencing the grants of such stock options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Combination). Kinross shall recognize service with TVX or Echo Bay, as the case may be, or their respective Subsidiaries for all purposes of the stock options and stock option plans assumed in accordance with this Section.

(3) Kinross shall take all corporate action necessary, including seeking any required shareholder approval required by applicable Laws for the Kinross Share Issuance described in paragraph (b) of that definition, to reserve for issuance a sufficient number of Kinross Shares for delivery upon exercise of the stock options issued by TVX or Echo Bay, as applicable, assumed in accordance with this Section.

(4) Kinross shall prepare and file with the Canadian Provincial Authorities, the SEC and the stock exchanges on which the Kinross Shares are listed, all necessary reports, applications, registration statements, prospectuses or other documents required in order to permit the issuance of Kinross Shares upon exercise of stock options issued by TVX or Echo Bay and the free and unrestricted transferability of such Kinross Shares after such issuance.

4.12 Employee Matters

(1) For a period of one year after the Effective Date, Kinross shall, or shall cause its Subsidiaries to, provide benefits to those persons who are employees of Echo Bay and its Subsidiaries ("Echo Bay Employees") and those persons who are employees of TVX, the TVX NA Joint Venture and TVX's Subsidiaries ("TVX Employees") immediately prior to the Combination and who continue to be employees of Kinross, TVX, Echo Bay or their Subsidiaries or Material Joint Venture Interests following the Effective Date (a) that are comparable in the aggregate to those provided to such employees under the Benefit Plans of Echo Bay and its Subsidiaries (other than benefits providing for the issuance of Echo Bay Common Shares or based on the value of Echo Bay Common Shares) ("Echo Bay Benefit Plans") and the Benefit Plans of TVX and its Subsidiaries (other than benefits providing for the issuance of TVX Common Shares or based on the value of TVX Common Shares) ("TVX Benefit Plans"), as applicable, at the benefit levels in effect as of the date of this Agreement and (b) with respect to Benefit Plans providing for the issuance of Kinross Shares or that are based on the value of Kinross Shares, that are comparable in the aggregate to those provided to similarly situated employees of Kinross and its Subsidiaries.

(2) For a period of one year after the Effective Date (or for the length of time required by an applicable individual agreement in effect as of the date of this Agreement, if different), Kinross shall, and shall cause its Subsidiaries to, honour in accordance with their respective terms (as in effect on the date of this Agreement) all TVX and Echo Bay employment, severance, change of control and termination agreements, plans and policies which have been disclosed to Kinross.

(3) With respect to any Benefit Plan maintained by Kinross or any of its Subsidiaries (including any severance plan or policy), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with Echo Bay or any of its Subsidiaries or TVX or any of its Subsidiaries, as applicable (or any predecessor employer of an employee of Echo Bay or any of its Subsidiaries or TVX or any of its Subsidiaries, as applicable, to the extent service with such predecessor employer is recognized by Echo Bay or its applicable Subsidiary or TVX or its applicable Subsidiary) prior to the Combination shall be treated as service with Kinross or its Subsidiaries; provided however that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.


(4) For purposes of each Benefit Plan of Kinross or its Subsidiaries, Kinross and its Subsidiaries shall use all reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for Echo Bay Employees and TVX Employees and their covered dependents (other than pre-existing condition exclusions or waiting periods that are already in effect with respect to such employees and dependents under the Echo Bay Benefit Plans or the TVX Benefit Plans, as applicable, and that have not been satisfied as of the date such employees and dependents commence participation in such benefit plans of Kinross and its Subsidiaries). Kinross and its Subsidiaries shall give full credit for all co-payments and deductibles to the extent satisfied in the plan year in which the Combination occurs (or the year in which Echo Bay Employees or TVX Employees, as applicable, and their dependents commence participation in the benefit plans of Kinross and its Subsidiaries, if later) as if there had been a single continuous employer.

(5)  Notwithstanding the foregoing, the provisions of subsections (1) through
     (3) shall not apply to TVX Employees or Echo Bay Employees who are members of a labour union or other similar bargaining unit or are parties to or the beneficiaries of a collective agreement with respect to their employment or who have organized to be covered by any such labour union or other similar bargaining unit or collective agreement.

4.13 Merger of Covenants

     Except as to the contrary expressly required by the terms thereof, the covenants set out in this Agreement shall not survive the completion of the Combination, and shall expire and be terminated without recourse between the Parties upon such completion.

                                   ARTICLE 5
                                  CONDITIONS

5.1  Mutual Conditions

     The obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfilment or waiver of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

     (a) the Interim Order shall have been granted in form and substance acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

     (b) the holders of the Kinross Common Shares shall have approved, if and as required by applicable Laws, the Kinross Share Issuance and the election as directors of Kinross as of the Effective Date the individuals named in Schedule 4.1 or such other individuals acceptable to TVX and Echo Bay in their discretion;

     (c) the Arrangement shall have received the approval of the shareholders of each of TVX and Echo Bay required by applicable Laws;

     (d)  the Purchase shall have been completed;

     (e) the Final Order shall have been granted in form and substance acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

     (f) there shall be no proceeding of a juridical or administrative nature or otherwise, brought by or before a Governmental Entity in progress that if successful, or any Law proposed, enacted, promulgated or applied that would result in an order, ruling, judgement or decree, which:

          (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Combination or any other material transaction contemplated hereby or in the Pre-Combination Steps; or

          (ii) results in a judgement or assessment of damages, directly or indirectly, relating to the transactions contemplated hereby which causes a Material Adverse Effect on the Party to which it applies;

          (g) all other Regulatory Approvals and approvals of any other Person, and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Combination, the failure to obtain which or the non-expiry of which would cause a Material Adverse Effect on any of the Parties or materially impede the completion of the Combination, shall have been obtained or received on terms which will not cause a Material Adverse Effect on any of the Parties or shall have occurred, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

          (h) without limiting the scope of the condition in paragraph (g), either:

               (i) the applicable waiting period under Section 123 of the Competition Act shall have expired without the Competition Commissioner (the "Competition Commissioner") appointed under the Competition Act having given notice that he intends to make an application to the

                    Competition Tribunal for an order under Section 92 or 100 of the Competition Act in respect of the Arrangement; or

               (ii) the Competition Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the Arrangement; and

               the applicable waiting periods under the HSR Act shall have expired or been earlier terminated;

          (i) the Kinross Shares to be issued pursuant to the Combination shall have been conditionally approved for listing on The Toronto Stock Exchange and on either the American Stock Exchange or the New York Stock Exchange, as applicable, subject to the filing of required documentation; any required prospectus, registration or similar exemptions shall have been obtained; and such securities shall not be subject to resale restrictions in Canada and the United States other than in respect of control Persons and subject to requirements of general application;

          (j) rights of dissent in relation to the Arrangement by which the Combination is effected shall not have been exercised by the holders of more than 5% of the issued and outstanding shares of any Party the shareholders of which are entitled by Law or under the Plan of Arrangement to exercise such rights; and

          (k)  this Agreement shall not have been terminated pursuant to
               Article 8.

     The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

5.2  Several Conditions

     The obligation of each Party to complete the transactions contemplated hereby is subject to the fulfilment by each of the other Parties of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

     (a) the representations and warranties made to such Party by each of the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that any such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except for any failures or breaches of representations and warranties which in the reasonable judgement of such Party, individually or in the aggregate would not have a Material Adverse Effect on any other Party or materially impede the completion of the Combination or the other transactions contemplated hereby), and each Party shall have provided to the others a certificate of two senior officers of such Party certifying, in such capacity and not personally, such accuracy and completeness on the Effective Date;

     (b) each of the other Parties shall have complied with its covenants herein, if, in the reasonable judgement of such Party for whose benefit the covenant was given, the failure to comply with such covenants would individually or in the aggregate have a Material Adverse Effect on any other Party or materially impede the completion of the Combination or the other transactions contemplated in this Agreement, and on the Effective Date each Party shall have provided to the others a certificate of two senior officers of such Party certifying, in such capacity and not personally, that the Party has so complied with its covenants herein; and

     (c) from the date hereof up to and including the Effective Date, there shall have been no change, condition, event or occurrence which, in the reasonable judgement of such Party, has or is reasonably likely to have a Material Adverse Effect on any other Party, on the Combination or on the combined business that will result from the completion of the Combination.

     The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

5.3  Notice of Breach

     Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure to occur would, or would be likely to:

     (a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

     (b) result in the failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder prior to the Effective Date.

5.4  Merger of Conditions

     The conditions set out in Sections 5.1 and 5.2 and the provisions of
Section 5.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of the Articles of Arrangement as contemplated by this Agreement.

                                   ARTICLE 6
                                   AMENDMENT

6.1  Amendment

     This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of their respective shareholders, provided that:

     (a) notwithstanding the foregoing, the number of Kinross Shares which the holders of shares of each of the Parties shall have the right to receive or retain on the Combination may not be varied without the approval of the shareholders of each of the Parties given in the same manner as required for the approval of the Kinross Share Consolidation or the Arrangement or as may be ordered by the Court; and

     (b) any such change, waiver or modification does not invalidate any required security holder approval of the Combination.

                                   ARTICLE 7
                AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1  Damages

     Provided that a Party otherwise entitled to payment pursuant to this
Section is not in default of any covenant required to be performed by it hereunder in any Material respect and no representation or warranty made by such other Party is untrue in any Material respect, if at any time after the execution of this Agreement:

     (a) the Board of Directors of a Party has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so and thereafter this Agreement is terminated pursuant to Section 8.1(f); or

     (b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made, and is not withdrawn, to the shareholders of a Party or to a Party and any approval of the shareholders of such Party required by applicable Laws is not obtained for the requisite resolutions by which such Party would participate in the Combination or such requisite resolutions are not submitted for their approval, and thereafter this Agreement is terminated pursuant to Section 8.1 and within six months after the termination such Party approves, recommends, accepts or enters into a Change of Control Proposal or becomes a Subsidiary of a third party; or

     (c)  this Agreement is terminated by a Party pursuant to Section 8.1(e);

each of the above being a "Damages Event", then such Party (the "Defaulting Party") shall pay to the other Parties in the aggregate $28,000,000 as liquidated damages for a Damages Event;

provided, however, in the case of Section 7.1(a), that the amount of liquidated damages shall be $20,000,000 if the Damages Event is a withdrawal or change by the Board of Directors of a Party of its recommendations or determinations which occurred solely because the financial advisor to the Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c), and the Defaulting Party provides written evidence to the other Parties that the withdrawal or change occurred solely for that reason. Such liquidated damages shall be payable in immediately available funds paid to an account designated by each of the other Parties within one Business Day after the occurrence of the events described above or in the situation in which the event is the failure of a Party to submit the requisite resolutions for approval, within one Business Day of the Parties other than the Defaulting Party becoming aware that the directors do not intend to submit the requisite resolutions or the requisite resolutions have not been submitted for the approval of its shareholders. The payment shall be allocated among and paid to the non-Defaulting Parties or Party in equal amounts. The maximum amount of liquidated damages payable by a Defaulting Party under this Section shall be $28,000,000. Echo Bay shall not be required to pay damages to Kinross in connection with a Damages Event in Section 7.1(b), in the event that the holders of the Echo Bay Common Shares do not approve the Arrangement solely because Kinross fails to vote its Echo Bay Common Shares in favour thereof. TVX shall still be entitled to its share of damages payable.

7.2  Reimbursement of Expenses

     If the shareholders of any Party or Parties fail to approve the Combination and the Combination is not completed for any reason other than the fact that the Board of Directors of a Party has withdrawn or changed its recommendation solely because the financial advisor to the Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c), then such non-approving Party or Parties shall be required to reimburse the other Parties or Party whose shareholders approved the Combination for their actual third-party expenses incurred in connection with the Combination up to a maximum of $2,500,000 payable to each approving Party. In the event that the holders of the Echo Bay Common Shares do not approve the Arrangement solely because Kinross fails to vote its Echo Bay Common Shares in favour of thereof, Echo Bay shall not be required to make any payment under this Section.

7.3  Liquidated Damages

     Each Party acknowledges that all of the payment amounts set out in this Article are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, the payment of the amounts determined pursuant to this Article in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment in respect of the Damages Events set out in
Section 7.1. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any acts, covenants or agreements set forth in or contemplated by this Agreement or the Confidentiality Agreement, without the necessity of posting a bond or security in connection therewith.

                                   ARTICLE 8
                                  TERMINATION

8.1  Termination by the Parties

     This Agreement may be terminated at any time prior to the Effective Date:

     (a)  by the mutual written agreement of the Parties;

     (b) by a Party if any of the conditions for the benefit of that terminating Party contained in Section 5.2 is not satisfied or waived, provided that such terminating Party is not then in breach of any of its representations, warranties or covenants herein contained in any Material respect, but such right of termination may not be exercised unless the Party intending to terminate the Agreement on this basis has delivered written notice to the other Parties specifying in reasonable detail all breaches of representations, warranties and covenants or other matters which the Party delivering such notice is asserting as the basis for termination and the breach remains substantially uncured at the earlier of 30 days after the notice is given and the Initial Termination Date (or if extended pursuant to Section 8.2, the Final Termination Date);

     (c)  by any Party, if any of the conditions contained in Sections 5.1(f),
          (g) or (j) or any of the conditions for the benefit of the terminating Party contained in Section 5.2 becomes incapable of being satisfied on or before the Initial Termination Date (or if extended pursuant to Section 8.2, the Final Termination Date), provided that the terminating Party is not then in breach of any of its representations, warranties or covenants herein contained in any Material respect;

     (d) by any Party, if, upon a vote at a duly held Meeting or any adjournment or postponement thereof to obtain the approval of holders of the Kinross Common Shares, TVX Common Shares or Echo Bay Common Shares, as applicable, in favour of the participation of such Party in the Combination, the approval of the shareholders required by applicable Laws is not obtained;

     (e) by any Party, if the Board of Directors of the Party shall have accepted, approved, and concurrently with such termination, entered into an agreement, arrangement or understanding to implement a Superior Proposal in accordance with the provisions of Section 4.5, provided that the Party shall have paid to the other Parties the amounts specified in Section 7.1 and, if applicable, Section 7.2; or

     (f) if the Board of Directors of a Party (the "Changing Party") shall have withdrawn or changed its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so, by any Party other than the Changing Party; provided, however, that the Changing Party shall be permitted to terminate this Agreement if such withdrawal or change occurred solely because the financial advisor to such Party has withdrawn or adversely amended its opinion referred to in
          Section 3.1(c), and the Changing Party provides written evidence to the other Parties that the withdrawal or change occurred solely for that reason.

8.2  Termination and Extension of Termination Date

     This Agreement shall terminate at 11:59 p.m. Eastern time on the Initial Termination Date if the Effective Date has not then occurred unless the Parties have, prior thereto, agreed in writing to extend the Initial Termination Date to a later date, in which case this Agreement shall be deemed to terminate at 11:59 p.m. Eastern time on such later Initial Termination Date; provided, however, that if on the Initial Termination Date the Effective Date has not occurred only because the condition set out in clause 5.1(e) has not been satisfied, then this Agreement shall remain in force and effect and shall terminate at 11:59 p.m. Eastern time on the Final Termination Date if, but only if, at 11:59 p.m. Eastern time on the Final Termination Date the Effective Date has not then occurred unless the Parties have, prior thereto, agreed in writing to extend the Final Termination Date to a later date, in which case this Agreement shall be deemed to terminate at 11:59 p.m. Eastern time on such later Final Termination Date.

8.3  Effect of Termination

     In the event of the termination of this Agreement in the circumstances set out in this Article, this Agreement shall forthwith become void and of no force or effect, and no Party shall have any liability or further obligation to the other Parties hereunder except with respect to the obligations set forth in Section 4.7 and Article 7 which shall survive such termination. However, nothing contained in this Section, in Section 4.7 or in Article 7 including the payment of an amount under Article 7 shall relieve or have the effect of or result in relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith intended and designed to result in the conditions precedent to the completion of this Agreement not being satisfied.

                                   ARTICLE 9
                                    GENERAL

9.1  Brokers

     The Parties represent and warrant to each other that, except for, in the case of Kinross, CIBC World Markets Inc.; in the case of TVX, BMO Nesbitt Burns Inc.; and in the case of Echo Bay, National Bank Financial Inc.; no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Combination. Each Party has provided to the other Parties a correct and complete calculation of the fees and expenses payable to its financial advisors if the Combination occurs. Each Party agrees not to amend the terms of any of the agreements between it and its financial advisors relating to the payment of fees and expenses in respect of the Combination without the prior written approval of the other Parties.

9.2  Notices

     Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to any other Party shall be in writing and may be given by delivering it or sending it by facsimile transmission addressed to the Party to which the notice is to be given at its address for service or its facsimile number set out herein. Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day, or if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

     The address for service and facsimile number of each of the Parties hereto shall be as follows:

     (a)  if to Kinross:

          Kinross Gold Corporation
          52nd Floor
          Scotia Plaza
          40 King Street West
          Toronto, Ontario
          M5H 3Y2

          Attention: John W. Ivany
                     Executive Vice-President
                     Fax: (416) 363-6622

          with a copy, which shall not constitute notice, to:

          Blake, Cassels & Graydon LLP
          Suite 2800, Box 25
          Commerce Court West
          199 Bay Street
          Toronto, Ontario
          M5L 1A9

          Attention: J. David A. Jackson
                     Fax: (416) 863-2653


     (b)  if to TVX:

          TVX Gold Inc.
          Suite 1200
          220 Bay Street
          Toronto, Ontario
          M5J 2W4

          Attention: T. Sean Harvey
                     Fax: (416) 366-0832


          with a copy, which shall not constitute notice, to:

          Fasken Martineau DuMoulin LLP
          42nd Floor
          Toronto-Dominion Tower
          Toronto Dominion Centre
          Toronto, Ontario
          M5K 1N6

          Attention: Jonathan A. Levin
                     Fax:    (416) 364-7813


     (c)  if to Echo Bay:

          Echo Bay Mines Ltd.
          Manulife Place
          Suite 1210
          10180 101 Street
          Edmonton, Alberta
          T5J 3S4

          Attention: Robert Leclerc
                     Fax: (780) 424-4684

          with a copy, which shall not constitute notice, to:

          Fraser Milner Casgrain LLP
          3000, 237 4th Avenue S.W.
          Calgary, Alberta
          T2P 4X7

          Attention: David R.J. Lefebvre
                     Fax: (403) 268-3100

9.3  Time of Essence

     Time shall be of the essence in this Agreement.

9.4  Entire Agreement

     This Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and cancel and supersede all prior agreements and understandings between or among the Parties with respect to the subject matter hereof.

9.5  Further Assurances

     Each Party shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to perform fully and carry out the terms and intent hereof.

9.6  Governing Law

     This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each Party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

9.7  Execution in Counterparts

     This Agreement may be executed in two or more identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one and the same instrument.

9.8  Waiver

     No waiver by any Party hereto shall be effective unless express and given in writing, and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.9  Enurement and Assignment

     This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

     IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.


KINROSS GOLD CORPORATION                  TVX GOLD INC.

Per:                                      Per:
     -------------------------------           -------------------------------

Per:                                      Per:
     -------------------------------           -------------------------------


ECHO BAY MINES LTD.

Per:
     -------------------------------

Per:
     -------------------------------

                                 SCHEDULE 2.1

                          ANNOUNCEMENT PRESS RELEASE


    Kinross, Echo Bay and TVX to Combine to Create New Senior Gold Producer
                   and to Acquire Newmont's TVX NA Interest

TORONTO/EDMONTON, June 10 /CNW/ - Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross" or the "Company"), Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO)("Echo Bay") and TVX Gold Inc. (TSX-TVX; NYSE-TVX) ("TVX") are pleased to announce the proposed combination of the three companies and the concurrent acquisition of the 49.9% interest in the TVX Newmont Americas ("TVX NA") joint venture owned by Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) ("Newmont").

Kinross, after having combined with Echo Bay and TVX and after having acquired the TVX NA interest (referred to herein as "new Kinross"), will possess the following attributes:

o Top 10 global gold company with market capitalization in excess of US$2 billion;

o 2 million ounce per year gold producer with total cash costs less than US$200 per ounce;

o Only senior North American primary producer with a non-hedging policy and less than 5% of reserves hedged;

o    One of the best capitalized gold producers in North America;

o    65% of annual production in the United States and Canada;

o    Highest leverage to gold prices among major North American producers; and

o Strong organic growth from a global resource base exceeding 40 million ounces of gold

Terms of the Combination and Concurrent Transaction

The combination of the companies will be achieved by a Plan of Arrangement, whereby Echo Bay shareholders receive 0.52 of a Kinross share for each Echo Bay share and TVX shareholders receive 0.65 of a Kinross share for each TVX share (adjusted accordingly in the event TVX completes the previously approved ten-for-one share consolidation). Concurrently with the combination taking effect, TVX will acquire Newmont's TVX NA interest for US$180 million. The parties expect to enter into a combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement. Based on the 30 day average trading prices on the TSX of Kinross, Echo Bay and TVX prior to the announcement of the combination, the exchange ratios imply a price of Cdn$1.81 per Echo Bay share (representing a 23% premium) and a price of Cdn$2.27 per TVX share (representing a 47% premium).

Overview of the new Kinross

As a result of these concurrent transactions, the Company's annual gold production is expected to be approximately two million ounces at total cash costs of less than US$200 per ounce. This production rate will be supported by proven and probable reserves containing 17.9 million ounces of gold and 52.6 million ounces of silver, an additional measured and indicated resource containing 19.2 million ounces of gold and over 60 million ounces of silver, plus a further 8 million ounces of inferred gold resources. Although global in reach, the new Kinross will have 65% of annual production and 50% of reserves based in the United States and Canada. The Company will be the most leveraged to changes in gold price of all major North American based primary gold producers and intends to maintain a strict non-hedging policy in view of the trend of rising gold prices and the Company's new, strong financial position. The new Kinross will be the seventh largest primary gold producer in the world and the only senior North American based primary gold producer with less than 5% of reserves hedged. The Company will operate and maintain joint venture interests in 12 gold mines and one base metal mine located on five continents including seven underground mines, four open pit mines and two operations expected to include both open pit and underground mines.

Approvals and Support for the Transactions

The combination has been unanimously approved by the boards of directors of Kinross, Echo Bay and TVX. Each board is recommending that its shareholders approve the transaction at shareholder meetings of the three companies expected to be held in the 3rd quarter of 2002 and the transaction is expected to close shortly thereafter. Approval of the combination requires two-thirds votes by the respective shareholders of Echo Bay and TVX and a majority vote by the shareholders of Kinross. Kinross will also be asking its shareholders to approve a three-for-one share consolidation and if approved, shareholders of Echo Bay and TVX would receive consolidated shares of Kinross and the exchange ratios would be adjusted accordingly. The proposed share consolidation of Kinross requires a two-thirds vote by Kinross shareholders, but is not a condition of the combination. Support agreements for the combination have been reached with the largest shareholders of Echo Bay (Newmont 45.2% and Kinross 10.5%) and TVX (Beech LLC 18.6%). An agreement has also been reached with Newmont for the concurrent acquisition of Newmont's TVX NA interest.

Management and Financial Strength in an Elevated Platform

Robert (Bob) Buchan, Chairman and CEO of Kinross, stated that, "The combination of Kinross, Echo Bay, TVX and TVX NA will create the premier North American senior gold company for those investors seeking maximum leverage to the gold price in a gold company with superb liquidity. The new Kinross will have a strong group of exploration and development projects for internal growth and an elevated platform to aggressively pursue appropriate external growth opportunities. The pool of talented people in the three former rival companies will ensure a strong entrepreneurial management team going forward. The transactions will result in the new Kinross being one of the best capitalized senior gold companies with a net debt to capitalization ratio of 8%."

The after-tax synergies of consolidating the three companies are expected to generate approximately US$15 million per year in savings (or about US$8 per ounce of annual gold production) in the areas of general and administrative costs, exploration and purchasing. The combination is expected to be immediately accretive to Kinross' earnings, free cash flow and net asset value.

Robert Leclerc, Chairman and CEO of Echo Bay, said, "Echo Bay has approximately US$10 million of cash on hand, no short or long-term debt and enjoys positive cash flow from its operating mines. This and the improving environment for gold prices have opened a new chapter for Echo Bay and its shareholders to join Kinross and TVX and form a new major gold producer with a global vision and a solid North American base. We support this combination."

Sean Harvey, President and CEO of TVX, stated, "For TVX shareholders this combination reunites the components of the long-life asset base of TVX in a much larger entity. Upon TVX shareholders becoming shareholders of new Kinross, they will benefit from the stable, high margin cash flow from the consolidated TVX assets and the strong balance sheet which will complement new Kinross' strong leverage to the gold price. The combined company will also have significant land positions in world-class gold mining districts in the Americas. TVX management and employees have worked hard on behalf of shareholders to accomplish this combination and we expect that they will reap further benefits with the new structure."

As a result of the proposed transactions, the new Kinross will be approximately owned as to 40.3% by existing Kinross shareholders, 31.1% by existing TVX shareholders (excluding Newmont), 14.0% by existing Echo Bay shareholders (excluding Newmont and Kinross) and 14.6% by Newmont.

Pierre Lassonde, President of Newmont stated, "Newmont supports this transaction as part of the ongoing rationalization of the gold industry. Creating a new, substantial gold company will benefit all of the shareholders involved, including Newmont. The sale of Newmont's TVX NA interest is conditional on the closing of the overall combination."

Management and Board of Directors of the new Kinross

The management team of the new Kinross will be led by Bob Buchan as President and Chief Executive Officer and Scott Caldwell as Senior Vice President of Operations and Chief Operating Officer. The Company will maintain the entrepreneurial management style that has seen Kinross grow from a 25,000 ounce per year producer nine years ago to a two million ounce per year gold producer as a result of the proposed transactions. The expanded Board of Directors of Kinross will include six Kinross nominees, two TVX nominees, one Echo Bay nominee and one Newmont nominee.

Summary of the Transactions

The parties expect to enter into a definitive combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement. The concurrent transactions are subject to customary regulatory approvals in Canada and the United States, the approvals of Kinross, Echo Bay and TVX shareholders and other conditions customary in transactions of this nature. The shareholder meetings are expected to be held in the 3rd quarter of 2002 and transaction is expected to close shortly thereafter. The combination is intended to be tax free to Echo Bay and TVX shareholders in Canada and the United States.

The Company will be domiciled in Canada and will maintain its corporate office in Toronto, Ontario, Canada. The common shares of Kinross will continue to trade on the Toronto Stock Exchange ("TSX") under the stock symbol "K" and the Company intends to apply for listing of its common shares on the New York Stock Exchange ("NYSE") under the symbol "KGC". Pending resolution of the NYSE listing, Kinross will continue to trade on the American Stock Exchange ("Amex") under the stock symbol "KGC".

If the combination does not occur under certain circumstances, the combination agreement will provide for a break-up fee of up to Cdn$28 million.

Kinross' financial advisor is CIBC World Markets Inc., Echo Bay's financial advisor is National Bank Financial Inc. and TVX's financial advisor is BMO Nesbitt Burns Inc.

Conference Call and Webcast

A conference call is scheduled for Monday, June 10, 2002 at 3:00 p.m. eastern time.

Call in numbers:  International 416-640-4127
                  North America 1-800-218-0204

The conference call and presentation slides will also be available simultaneously and archived at www.kinross.com and www.tvxgold.com. The conference call will be available for telephone replay with the Passcode:
193836# (pound key) by calling: International 416-640-1917; North America 1-877-289-8525.

Cautionary Statements

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation, Echo Bay Mines Ltd. and TVX Gold Inc. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross', Echo Bay's and TVX's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission ("SEC") and other regulatory authorities.

Proven and probable reserves and measured, indicated and inferred resources are calculated by the respective companies as of December 31, 2001. Investors are advised that National Policy 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of Kinross and TVX and the Form 10-K of Echo Bay, each for the year ended December 31, 2001, for this detailed information, which is subject to the qualifications and footnotes expressed therein. Reserve calculations have been based on a gold price assumption of US$300 per ounce for all operations except two joint venture operations: Musselwhite at US$275 per ounce and La Coipa at US$265 per ounce of gold and US$4.65 per ounce of silver. United States investors are advised that while the terms "measured" and "indicated" resources and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Investors and security holders are urged to read the proxy statement regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The proxy statement will be filed with the SEC by Echo Bay. Investors and security holders may obtain a free copy of this proxy statement (when it is available) and other documents filed by Echo Bay with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from Echo Bay by directing a request to Lois-Ann L. Brodrick, Vice President and Secretary, 780-496-9704, lbrodrick@echobaymines.ca.

Certain Information Concerning Participants

Investors may obtain a detailed list of names, affiliations and interests of Echo Bay participants in the solicitation of proxies of stockholders to approve the proposed business combination from a SEC filing under Schedule 14A made by Echo Bay on June 10, 2002.

SEDAR: 00002968E


-30-


For further information: Kinross Gold Corporation: e-mail info@kinross.com or contact: Robert M. Buchan, Chairman and Chief Executive Officer, Tel. (416) 365-5650; Gordon A. McCreary, Vice President, Investor Relations and Corporate Development, Tel. (416) 365-5132; Echo Bay Mines Ltd.: e-mail investor_relations@echobaymines.ca or contact: Robert L. Leclerc, Chairman and Chief Executive Officer, Tel. (303) 714-8839; Lois-Ann L. Brodrick, Vice President and Secretary, Tel. (780) 496-9002; TVX Gold Inc.: e-mail info@tvxgold.com or contact: T. Sean Harvey, President and Chief Executive Officer, Tel. (416) 366-8160; Carl B. Hansen, Manager, Investor Relations, Tel. (416) 941-0119; Newmont Mining Corporation: e-mail corprelations@corp.newmont.com or contact: Russell Ball, Group Executive, Investor Relations, Tel. (303) 837-5927; Wendy Yang, Director, Investor Relations, Tel. (303) 837-6141

                                 SCHEDULE 4.1



                           KINROSS GOLD CORPORATION


                              BOARD OF DIRECTORS

                         AND CHIEF EXECUTIVE OFFICER



Following the completion of the Combination, the Board of Directors of Kinross Gold Corporation shall consist of the following persons:

                               John A. Brough

                               Robert M. Buchan

                               Harry S. Campbell

                               Arthur Ditto

                               David Harquail

                               John M. H. Huxley

                               John E. Oliver

                               Robert L. Leclerc

                               George F. Michals

                               Cameron A. Mingay



     The Chief Executive Officer of Kinross Gold Corporation shall be Robert
M. Buchan.